Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2014

The following management’s discussion and analysis (‘‘MD&A’’) of the financial condition and results of operations of Rio Alto Mining Limited (the “Company” or “Rio Alto”) together with its subsidiaries is as of May 8, 2014. It is intended to be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements (the “Financial Statements”) for the three month period ended March 31, 2014, and other corporate filings available at www.sedar.com(“SEDAR”). The Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and the Financial Statements and MD&A are presented in United States dollars. All amounts reported herein, except per share and per ounce amounts, are expressed in thousands of United States dollars unless otherwise identified.

This MD&A contains forward-looking information and forward-looking statements. Readers are referred to the cautionary statement regarding forward-looking information under the heading “Cautionary Statement on Forward-Looking Information”, which forms part of this MD&A.

Management is responsible for the Financial Statements referred to in this MD&A and provides officers’ disclosure certifications to that effect.

Additional information about Rio Alto may be found at the Company’s website at www.rioaltomining.com or within the Company’s SEDAR profile at www.sedar.com.

The Company has included non-IFRS performance measures (see non-GAAP Measures below) – for adjusted operating costs, all-in sustaining costs and all-in costs – throughout this document. The Company uses these performance measures to monitor its operating cash costs and spending and believes these measures provide investors and analysts with useful information about the Company’s performance and underlying cost structure. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Company Overview

The principal business of the Company is mining the gold oxide deposit at the La Arena Gold Mine (“Phase I”) and conducting a feasibility study on the economic viability of further developing the adjacent copper/gold sulphide deposit (“Phase II”), together with Phase I, the “La Arena Project” in northwestern Peru. La Arena S.A. (“La Arena”) owns 100 per cent of the La Arena Project. La Arena is an indirect, wholly owned, Peruvian subsidiary of the Company. In January 2012, Phase I began commercial production.

Rio Alto has five wholly-owned subsidiaries – La Arena, Rio Alto S.A.C. and Empresa de Energia Yamobamba S.A.C., each incorporated under the laws of Peru, Rio Alto Insurance Limited, incorporated under the laws of Barbados and Mexican Silver Mines (Guernsey) Limited (“MSMG”) incorporated under the laws of Guernsey.

The Company is a reporting issuer in British Columbia, Ontario and Alberta and its common shares trade on the Toronto Stock Exchange (“TSX”) and the Bolsa de Valores de Lima under the symbol “RIO”, the New York Stock Exchange under the symbol “RIOM” and the Frankfurt Stock Exchange under the symbol “MS2”.

Highlights for the three months ended March 31, 2014 (“Q1”)

  Net income amounted to $11.9 million ($0.07 per share).

  Cash provided by operations was $18.4 million.

  Gold produced and sold was 53,463 ounces, of which 47,932 ounces were sold at an average realized price of $1,283 per ounce. The remaining ounces were delivered to Red Kite under the Company’s Gold Prepayment Agreement (“Prepayment”).

  World Gold Council (“WGC”) adjusted operating costs per ounce of gold sold during the quarter were $651 per ounce, WGC all-in sustaining costs were $773 per ounce and WGC all-in costs were $914 per ounce.

  Capital investments amounted to $11.8 million and exploration spending was $579.

2014 Guidance Update and Revision

For 2014 the Company anticipates gold production between 200,000 to 220,000 ounces, roughly equivalent to production in 2013.

Adjusted operating costs for 2014 are forecast to be in the range of $629 to $695 per ounce of gold sold, as calculated under the methodology published by the “WGC”.

For 2014 WGC all-in sustaining costs (see “Non-GAAP Measures”) – including selling, general and administrative costs, exploration, and sustaining capital – are forecast to fall within a range of $824 to $911 per ounce and WGC all-in costs within a range of $990 to $1,094 per ounce for the year. For Q1, all-in costs were lower than forecasted; however, management anticipates these figures will increase to the $990 to $1,094 ounce range due to planned increased exploration and non-sustaining capital expenditures throughout the remainder of the year.

The Company reports WGC costs in order to provide a benchmark against its peers’ performance. However, for internal planning purposes, management’s operating and investment decisions are based on expected after-tax cash flows.

Following is management’s estimate of the Company’s after tax performance measures based on forecasted gold prices of $1,000/ounce, $1,200/ounce, $1,400/ounce and $1,600/ounce, based on production guidance of 200,000 – 220,000 ounces:

	$1,000/ounce		$1,200/ounce		$1,400/ounce		$1,600/ounce
	$	Cost	$	Cost	$	Cost	$	Cost
	(millions)	per ounce	(millions)	per ounce	(millions)	per ounce	(millions)	per ounce
Operating costs	130.6	$594 - $653	130.6	$594 - $653	130.6	$594 - $653	130.6	$594 - $653
Remediation costs	1.5	7 - 8	1.5	7 - 8	1.5	7 - 8	1.5	7 - 8
Adjusted operating costs	132.1	$601 - $661	132.1	$601 - $661	132.1	$601 - $661	132.1	$601 - $661
Taxes	17.1	78 - 85	32.2	146 - 161	48.1	229 - 240	64.2	305 - 321
Sustaining capital	26.7	121 - 134	26.7	121 - 134	26.7	121 - 134	26.7	121 - 134
After tax sustaining costs	175.9	$800 - 880	191.1	$869 - $956	206.9	$951 - 1035	223.0	$1,027 -1,116
Expansion capital(1)	nil	nil	29.7	135 - 149	29.7	135 - 149	29.7	135 - 149
All-in after tax costs	175.9	$800 - 880	220.7	$1,004 - $1,105	236.6	$1,086 - 1,184	252.7	$1,162 - 1,265

(1)	If gold prices were to decrease to $1,000/ounce, management would cease investing in expansion capital.

All-in after tax costs are projected to be $1,004 - $1,105 for the year ended December 31, 2014 at current gold prices, but would increase with an increase in the price of gold.

Gold sold during Q1 was 53,463 ounces, of which 47,932 ounces were sold at an average realized price of $1,283 per ounce. The remaining ounces were delivered to Red Kite under the Prepayment. Below is the Company’s actual after tax performance for the current quarter (adjusted from WCG costs):

			Management cost
	WCG unit costs	Adjustments	per ounce

In thousands of United States dollars, except per ounce information

Production costs	$32,116	$-	$32,116
Lima office costs	771	-	771
Workers’ profit share	2,051	(2,051)	-
Cost of sales	34,938	(2,051)	32,887
Silver by-product revenue	(142)	142	-
Adjusted operating costs	34,796	(1,909)	32,887
Vancouver office	968	(968)	-
Stock-based compensation	301	(301)	-
Accretion expense	398	(398)	-
Taxes	-	8,547	8,547
Workers' profit share	-	2,051	2,051
Sustaining expenditures	-	-	-
Property, plant and equipment	4,872	-	4,872
Mineral property	-	-	-
All-in sustaining cost	41,335	7,022	48,357
Non sustaining expenditures:
Exploration	579	(579)	-
Property, plant and equipment	5,446	-	5,446
Mineral property	1,484	-	1,484
All-in cost	$48,844	$6,443	$55,287
Ounces of gold sold	53,463	-	53,463
Adjusted operating costs per ounce	$651	$3	$653
All-in sustaining cost per ounce/After tax sustaining cost per ounce	$773	$131	$904
All-in cost per ounce/After tax all-in cost per ounce	$914	$121	$1,034

The total all-in after tax costs were $1,034, which is within the Company’s all-in after tax cost per ounce budget of $1,004 to $1,105 per ounce for gold prices in the $1,200/ounce range.

Mine Operations

Mining

The following table sets out the materials mined and gold production in the first quarter of the year compared with the current year mine plan and the three months ended March 31, 2013.

The average ore grade mined during Q1 was 10 per cent less than planned. This was offset by increasing the tonnes of material mined. Ore production was 38,870 tonnes per day (“tpd”) during the quarter compared to 31,308 tpd planned. Waste material mined averaged 65,596 tpd during the quarter compared with 57,451 tpd planned.

	Actual Q1 2014	Mine Plan Q1 2014	Actual Q1 2013
Tonnes Ore	3,498,283	2,817,714	2,398,765
Au g/t	0.52	0.58	0.51
Tonnes Waste	5,903,667	5,170,563	5,995,026
Waste: Ore ratio	1.69	1.83	2.50
Au ozs poured	53,463	44,944	36,355

Mine operating costs, excluding working capital changes, at Phase I for the three months ended March 31, 2014 were:

	For the three months ended March 31, 2014
	$(000s)	$/tonne ore

Mine management	2,465	0.70
Mining	16,414	4.69
Processing	2,655	0.76
Maintenance	1,168	0.33
Power generation	1,194	0.34
Contractors’ fees	2,438	0.70

Total	26,334	7.52

Mining cost in Q2 2014 should remain consistent with Q1 as there are no major changes to operations anticipated.

Until September 2014 power generation costs are expected to be similar to the costs incurred in Q1. During Q3 of 2014 power generation/distribution costs will be significantly reduced once electricity is provided from the national grid. Power generation costs are 74 per cent diesel, 12 per cent for labour, 7 per cent for other materials and 7 per cent for services. These proportions do no vary significantly from period to period.

The significant mining costs for the three months ended March 31, 2014 include $4.2 million for 1.1 million gallons of diesel, $4.4 million for equipment rentals, $2.8 million for mining spares parts and ground engaging tools (“GETs”), $1.9 million of labour, 1.7 million for blasting materials and $1.2 million for services.

Processing costs for Q1 included $1.3 million for NaCN, $700 for lime, other materials of $209 and labour of $192.

Significant mine maintenance costs are approximately 50 per cent labour, 20 per cent for materials and 14 per cent for equipment rentals. These proportions do not vary widely from period to period.

Mine management cost is approximately 90 per cent labour and is relatively constant from period to period. Contractors’ fees are determined by a formula related to productivity and underlying costs and vary accordingly from period to period.

NON-GAAP MEASURES

All-in sustaining and all-in costs per ounce sold

WGC guidance for presentation of all-in sustaining and all-in total costs have been adopted by many of the Company’s peers. Rio Alto has prepared and presented these non-GAAP measures below with comparative periods restated accordingly. These measures are prepared on the basis of ounces of gold sold.

Under the WGC guidance, all-in sustaining costs include total production cash costs incurred at mining operations, sustaining capital expenditures, corporate administrative expense, stock-based compensation expense, exploration and evaluation costs, and reclamation cost accretion. In addition, the WGC guidance for all-in costs includes non-sustaining capital, non-cash costs and other expenditures not necessary to sustain current activities.

The non-GAAP measures presented below should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

These non-GAAP measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Although the WGC has published its definitions, other companies may prepare these measures differently.

The following table provides a reconciliation of the WGC all-in sustaining and all-in costs per ounce to the Financial Statements for each of the three months ended March 31, 2014 and 2013:

In thousands of United States dollars, except per ounce information	For the three months ended March 31,
	2014	2013
Production costs	$32,116	$26,992
Lima office costs	771	862
Workers’ profit share	2,051	1,339
Cost of sales	34,938	29,193
Silver by-product revenue	(142)	(80)
Adjusted operating costs	34,796	29,113
Vancouver office	968	702
Stock-based compensation	301	583
Accretion expense	398	387
Sustaining expenditures
Exploration	-	-
Property, plant and equipment	4,872	4,320
Mineral property	-	-
All-in sustaining costs	41,335	35,105
Non sustaining expenditures:
Exploration	579	1,724
Property, plant and equipment	5,446	9,598
Mineral property	1,484	5,002
All-in costs	$48,844	$51,429
Ounces of gold sold	53,463	36,355
Adjusted operating costs per ounce	$651	$801
All-in sustaining cost per ounce	$773	$966
All-in cost per ounce	$914	$1,415

Adjusted operating cost per ounce was $651 in Q1 compared to $801 in Q1 2013, and all-in sustaining cost per ounce was $773 compared to $966 in Q1 2013, due primarily to lower production costs per ounce, which are explained in the “Results of Operations” section. All-in cost per ounce was $914 in Q1 compared to $1,415 in Q1 2013, due to a decrease in non-sustaining expenditures.

Results of Operations

The following table provides selected quarterly financial information:

	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,
	2014	2013	2013	2013	2013	2012	2012	2012
Revenue	$65,088	$85,452	$77,651	$63,859	$58,160	$82,198	$60,924	$78,789
Total assets	344,709	358,616	339,966	328,413	346,942	353,481	320,275	290,156
Working capital	54,577	48,150	48,155	40,258	53,045	55,600	47,457	66,498
Shareholders’ equity	273,910	261,641	251,067	234,356	236,986	227,582	198,223	184,518
Net income/(loss)	11,909	9,996	15,907	(3,229)	8,084	26,796	10,804	29,640
Basic income/(loss) per share	0.07	0.06	0.09	(0.02)	0.05	0.16	0.06	0.17
Diluted income/(loss) per share	0.07	0.06	0.09	(0.02)	0.04	0.16	0.06	0.16

The Company had net revenue of $65,088 in Q1, compared to $58,160 for Q1 2013. The table below highlights the factors that have influenced the gross profit margin for the quarter ended March 31, 2014 compared to the quarter ended March 31, 2013.

	For the three months ended			Variance (Three months ended March 31, 2014 vs. March 31, 2013)
	March 31,
	2014	2013	Variance	Price	Volume	Costs	Total
Sales	$65,088	$58,160	$6,928	$(13,899)	$20,827	$-	$6,928
Cost of sales	(34,938)	(29,193)	(5,745)	-	(11,180)	5,435	(5,745)
Amortization	(7,768)	(10,999)	3,231	-	(2,485)	5,716	3,231
	$22,382	$17,968	$4,414	$(13,899)	$7,162	$11,151	$4,414

Sales revenue was $65.1 million in Q1, a $6.9 million increase over Q1 2013, due to higher volume partially offset by lower price realized per ounce. Gold ounces sold for cash during Q1 amounted to 47,932 at an average price of $1,283 compared to cash sales of 36,355 ounces at an average price of $1,598 per ounce in Q1 2013. In Q1, there were 5,531 ounces delivered in settlement of the Prepayment, and there were 6,963 ounces of silver sold at a price of $20 per ounce. In Q1 2013, there were no settlements under the Prepayment, and there was $80 in silver revenue related to 3,660 ounces of silver sold at a price of $22 per ounce.

The net increase in cost of sales consists of an increase due to higher mine production volumes amounting to approximately $11.2 million partially offset by lower unit production costs of $5.4 million.

Amortization was lower in Q1 than Q1 2013 despite selling 17,108 more ounces in the quarter ended March 31, 2014 than the quarter ended March 31, 2013 due to an increase in oxide reserves of approximately 300,000 ounces of gold in the 43-101 released on March 28, 2014 with an effective date of January 1, 2014. This resulted in a higher denominator when calculating amortization and depletion per ounce. This resulted in an offset of decreased amortization per ounce of the pad and heap leach from approximately $142/ounce to $95/ounce and decreased depletion per ounce of the Phase I mineral property balance from approximately $17/ounce in the prior year to $11/ounce in the current period.

General and administration costs

General and administrative costs were $1.3 million for the three months ended March 31, 2014, as well as during the three months ended March 31, 2013. General and administrative costs include the Vancouver office that provides public company management and administration as well as insurance and risk management services. Costs incurred in the Lima office are charged to cost of sales, as the Lima office supports the La Arena mine. The table below shows G & A costs for the three months ended March 31, 2014 compared to the three months ended March 31, 2013:

	For the three months ended March 31,
	2014	2013
Share-based compensation	$301	$583
Salaries	347	302
Regulatory and transfer agent fees	203	46
Professional fees	189	58
Directors’ fees	98	88
Office and miscellaneous	98	90
Travel	19	58
Investor relations	14	44
Amortization	10	9

	$1,279	$1,278

Share-based compensation expense was $301 for Q1 compared to $583 in Q1 2013. Share-based compensation is comprised of the amortization of the fair value of granted options over the vesting period. Professional fees were $189 in Q1 compared to $58 in the period ended March 31, 2013, due to an IT project. Regulatory and transfer agent fees were $203 compared to $46, due to the New York Stock Exchange annual fee being incurred in Q1 of 2014 instead of later in the fiscal year as in 2013.

Other expense/income items

Other loss amounted to $548 in Q1, compared to a gain of $132 during Q1 2013. Other loss consists of:

	For the three months ended March 31,
	2014	2013
Unrealized gain on derivative liability	$299	$733
Accretion of asset retirement obligation	(398)	(387)
Captive insurance expenses	(122)	(185)
Foreign exchange loss	(235)	(28)
Other loss	(92)	(1)
	$(548)	$132

An unrealized gain on the derivative liability of $299 was recognized as a fair value adjustment of the derivative liability in the quarter ended March 31, 2014 compared to an unrealized gain of $733 in the quarter ended March 31, 2013. The derivative liability relates to the Purchase Agreement described in Note 14 to the Financial Statements. The mechanics for the calculation of the liability reflect the effects of a written call option based on the volatility of the gold price. Generally, the liability increases if the price of gold increases during a reporting period. Should the price of gold decrease or should the volatility of the gold price decrease during a period the liability would decrease resulting in an unrealized gain.

The Company’s current reclamation and closure plan for Phase I was approved by the Ministry of Energy and Mines (“MEM”) in Peru in October 2012. The estimated undiscounted closure obligation at that time was $38,100, which when discounted results in the asset retirement obligation. The accretion related to this obligation was $398 for the quarter ended March 31, 2014. The majority of the closure activities will be carried out during the 2018 through 2019 period. Care and maintenance activities are expected to continue until 2025. The Company continuously reviews and revises its closure plan. La Arena received environmental approval for Phase II, dated December 27, 2013 from the MEM, by which it approves modifications to the current Environmental Impact Study (EIA) for the La Arena Project Gold Oxide Mine. This EIA modification allows Rio Alto to apply for permits for a future Phase 2 open pit sulphide mine, construct an 18,000 tonne per day copper/gold flotation plant and concentrator, expand the current waste dump facilities to accommodate sulphide waste and to use the Calaorco Pit for tailings deposition once open pit oxide reserves are exhausted.

Captive insurance expenses were incurred in the three month period ended March 31, 2014 as a result of amortizing the cost of prepaid reinsurance fees and set up costs for the Company’s insurance subsidiary, which was established in late 2012.

Other loss consists of interest expense on the Company’s $3,000 of long-term debt partially offset by interest income on term deposits and gains or losses on other financial assets as explained in Notes 7 and 15 of the Financial Statements.

Liquidity and Capital Resources

The Company’s cash balance at March 31, 2014 was $33.7 million which was an increase of $6.6 million from December 31, 2013. Working capital of $54.6 million (including the IGV receivable of $18.8 million) at March 31, 2014 increased by $6.4 million from $48.2 million at December 31, 2013 due to an increase in cash and a decrease in accounts payable, taxes payable and deferred revenue, partially offset by a decrease in inventory and IGV receivable. Tax payments made during Q1 described in Note 13 to the Financial Statements amounted to $11.6 million, which substantially drew down the Company’s cash balance, but was offset by a receipt of IGV receivable of $11.8 million.

At March 31, 2014 cash and cash equivalents include cash in bank accounts and interest bearing term deposits held in Peru, Canada and Barbados as follows:

	Peru	Canada	Barbados	Total
Cash	$25,056	$2,007	$6,559	$33,622
Deposits at 0.90%	-	70	-	70
	$25,056	$2,077	$6,559	$33,692

The changes in cash, cash equivalents and working capital were due to the following activities:

Operating Activities:

Cash generated by operating activities was $18,358 in Q1 compared to $28,969 generated by operating activities in Q1 2013. The decrease in cash generated from the comparative period is primarily due to the change of working capital items being $7,771 higher in Q1 2013 than Q1, as well as a change in deferred revenue of $3.4 million in Q1. The cash generated by operating activities in Q1 stems from net income of $11,909 adjusted for non-cash items, totaling $4,281 and changes in non-cash working capital of $2,183. The non-cash items include amortization of $7,778, share-based compensation of $301, and accretion of the asset retirement obligation of $398, which were partially offset by a change in deferred revenue of $3,446 and an unrealized gain on the derivative liability of $299. Reclamation costs of $15 were paid during Q1.

Changes in non-cash working capital of $2,183 increased operating cash flow in Q1 compared to an increase of $9,954 in the three months ended March 31, 2013. The changes in non-cash working capital include a decrease of $20,402 in accounts receivable, a decrease in inventory of $3,083, a decrease of $5,237 in IGV receivable, partially offset by an increase in prepaid expenses of $1,575, a decrease in accounts payable and accrued liabilities of $20,990 and a decrease in net taxes payable of $4,020.

Under Peruvian law the Impuesto General a las Ventas (“IGV”) is a tax imposed at a rate of 18 per cent of the value of any goods or services purchased. IGV is generally refundable within the year in which it is paid. At March 31, 2014, the Company has an IGV receivable of $18,759 (December 31, 2013 - $23,996). The decrease is due to approximately $11.9 million received in during Q1, offset by the IGV expenditures incurred in the same period.

Financing Activities:

Net cash proceeds from financing activities during the quarter ended March 31, 2014 was $59 compared to proceeds of $737 in the quarter ended March 31, 2013.

During Q1, proceeds of $59 were received on the exercise of 220,000 stock options. In the quarter ended March 31, 2013, proceeds of $700 were received on conversion of 336,720 common share purchase warrants and $37 were received on the exercise of 12,000 stock options.

Investing Activities:

During Q1, cash of $11,802 was used in investing activities, compared to $20,955 in the quarter ended March 31, 2013. The decrease is due to an overall decrease in spending on mineral properties and plant and equipment, as well as a decrease in restricted cash of $1,852 due to a decrease in the letter of credit posted by the Company as a partial guarantee of its mine closure obligations. The investing activities in Q1 were to develop the La Arena Project and consisted of additions to mineral properties and plant and equipment, principally the leach pad. As well, additions were made to the Company’s Yamobamba power station. Additions to plant and equipment in Q1 were $10,318. Additions to mineral properties in Q1 were $1,484.

Financial Instruments and Risk Management

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, other financial assets (investment in Duran Ventures Inc. and investment in Santa Barbara Resources Inc.), accounts payable and accrued liabilities, long-term debt and the derivative liability.

Cash and cash equivalents, restricted cash, and accounts receivable, are classified as loans and receivables and measured at amortized cost. Accounts payable and accrued liabilities and long-term debt are classified as other financial liabilities. Other financial assets and derivative liability are classified as fair value through profit or loss.

Fair values

The financial assets and liabilities that are recognized on the balance sheet at fair value are in a hierarchy that is based on significance of the inputs used in making the measurements. The levels in the hierarchy are:

Level 1 – Quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly as prices or indirectly derived from prices; and

Level 3 – Inputs for the asset or liability that are not based on observable market data.

Other financial assets as described in Note 7 to the Financial Statements consist of shares and warrants in Duran and shares of Santa Barbara which are measured at fair value. The shares are classified as Level 1 and are valued at quoted market value and the warrants are classified as Level 2 using the Black Scholes model.

The derivative liability is measured at fair value and is classified as Level 3. An option pricing model that considers changes in the US dollar price of gold is used to estimate the fair value of the financial derivative embedded in the Company’s Gold Purchase Agreement described in Note 14 to the Financial Statements. The principal assumption used in the option pricing model is the volatility of the gold price.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by forecasting its cash flows from operations and anticipating investing and financing activities. Senior management and the Board of Directors are actively involved in the review and approval of planned expenditures. Management believes that the ability to fund operations through cash generated from operations should be sufficient to meet the Company’s ongoing capital and operating requirements. At March 31, 2014, the Company’s working capital of $54.6 million was sufficient to meet its short-term business requirements.

In the normal course of business the Company enters into contracts and conducts business activities that give rise to commitments for future minimum payments.

Credit risk

The Company’s credit risk is primarily attributable to its liquid financial assets and doré and would arise from the non-performance by counterparties of contractual financial obligations. The Company limits its exposure to credit risk on liquid assets by maintaining its cash with high-credit quality financial institutions and shipments of doré are insured with reputable underwriters. Management believes the risk of loss of the Company’s liquid financial assets and doré to be minimal.

Currency risk

The Company operates in Canada, Peru and Barbados and is exposed to foreign exchange risk arising from transactions denominated in foreign currencies.

The Company’s functional currency and its operating results and financial position are determined and reported in United States dollars. Fluctuations of foreign currencies in relation to the United States dollar will affect the reported results of the Company and may also affect the value of the Company’s assets and liabilities. The Company’s reported results will be affected by changes in the US dollar to Canadian dollar and US dollar to Nuevo Sol exchange rate.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risk.

Interest risk

The Company invests its cash in instruments that are redeemable at any time without penalty, thereby reducing its exposure to interest rate fluctuations. The Company’s long-term debt bears interest at Libor + 6% (see Note 15 to the financial statements). The Company is subject to Libor rate fluctuations.

Other interest rate risks arising from the Company’s operations are not considered material.

Commodity price risk

The Company is exposed to price risk with respect to commodity prices. The ability of the Company to develop its mineral properties and its future profitability are directly related to the market price of gold and copper. The Company monitors commodity prices to determine whether changes in operating or development plans are necessary. Future gold production is un-hedged in order to provide shareholders with full exposure to changes in the market gold price.

Accounting Estimates

Management makes judgments in the application of the Company’s accounting policies to prepare the Financial Statements. Additionally, the preparation of financial information and Financial Statements requires that management make assumptions and estimates about uncertain future events and the potential effect of uncertainty on the carrying amounts of the Company’s assets, including mineral properties, and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from estimated results as the estimation process is inherently uncertain. Estimates are continuously reviewed in light of historical experience and other relevant factors. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The judgments and estimates applied in the preparation of the Financial Statements are consistent with those applied and discussed in Note 3 to the Company’s audited consolidated financial statements for the financial year ended December 31, 2013.

Proposed Transactions

As at the date of this MD&A there are no proposed transactions being considered by the Company; however, the Company continuously evaluates strategic transactions and may in the future enter into a transaction.

Events subsequent to March 31, 2014

Subsequent to March 31, 2014 the Company delivered 1,941 notional ounces to settle the July 2014 obligations of the Prepayment.

Off Balance Sheet Arrangements

The Company has no off balance sheet arrangements.

Outstanding Shares and Options

As at the date of this MD&A, the Company has common shares and options exercisable into common shares outstanding as follows:

Number of common Shares
December 31, 2013	176,767,682
Exercise of stock options	220,000
Total as at March 31, 2014	176,987,682
Exercise of stock options	nil
Total as at May 8, 2014	176,987,682

		Weighted
	Number of	Average
Number of	Underlying	Exercise
Options	Shares	Price (C$)	Grant Date	Date of Expiry
420,500	420,500	$0.30	July 24, 2009	July 24, 2014
460,000	460,000	$1.50	September 20, 2010	September 20, 2015
750,000	750,000	$1.80	September 20, 2010	September 20, 2015
250,000	250,000	$1.90	November 5, 2010	November 5, 2015
250,000	250,000	$2.00	December 6, 2010	December 6, 2015
205,000	205,000	$2.39	March 11, 2011	March 11, 2016
2,721,750	2,721,750	$3.08	November 18, 2011	November 16, 2016
925,000	925,000	$3.22	November 18, 2011	November 16, 2016
200,000	200,000	$3.75	January 23, 2012	January 23, 2017
600,000	600,000	$5.25	September 10, 2012	September 10, 2017
950,000	950,000	$2.12	October, 23, 2013	October 23, 2018
7,732,250	7,732,250	$2.70

Evaluation of Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

Disclosure controls and procedures ("DC&P") are designed to provide reasonable assurance that all material information is gathered and reported to senior management, including the Company's Chief Executive Officer and Chief Financial Officer (the "Certifying Officers"), on a timely basis so that appropriate decisions can be made regarding public disclosure within the required time periods specified under applicable Canadian securities laws. The Certifying Officers are responsible for establishing and monitoring the Company's DC&P. Internal control over financial reporting ("ICFR") is designed to provide reasonable assurance that such financial information is reliable and complete. The Certifying Officers are also responsible for establishing and maintaining adequate ICFR for the Company.

As at March 31, 2014, management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the design effectiveness of the Company's DC&P and ICFR as required by Canadian securities laws. Based on that evaluation, the Certifying Officers have concluded that, as of the end of the period covered by this MD&A, the DC&P were effectively designed to provide reasonable assurance that material information relating to the Company was made known to senior management by others and information required to be disclosed by the Company in its annual filings, interim filings (as such terms are defined under National Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings) or other reports filed or submitted by it under securities legislation were recorded, processed, summarized and reported within the time periods specified in securities legislation. The Certifying Officers have evaluated the design effectiveness of the Company’s ICFR as at March 31, 2014 and have concluded that such ICFR is designed effectively. To design its ICFR, the Company used the 1992 Internal Control – Integrated Framework (COSO Framework) published by the Committee of Sponsoring Organizations of the Treadway Commission. Due to inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation relating to the effectiveness in future periods are subject to the risk that controls may become inadequate as a result of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

During the quarter ended March 31, 2014, there were no changes to the Company's ICFR that materially affected, or are reasonably likely to materially affect, the Company's ICFR.

Business Risk Factors

Natural resources exploration, development, production and processing involve a number of risks, many of which are beyond the Company's control. Without limiting the foregoing, such risks include:

  Changes in the market price for mineral products, which have fluctuated widely in the past, will affect the future profitability of the Company’s operations and financial condition.

  Community groups or non-governmental organizations may initiate or undertake actions that could delay or interrupt the Company’s activities. See Social and Community Issues below.

  The Company has limited operating history and there can be no assurance of its continued ability to operate its projects profitably.

  Mining is inherently dangerous and subject to conditions or elements beyond the Company’s control, which could have a material adverse effect on the Company’s business.

  Actual exploration, development, construction and other costs and economic returns may differ significantly from those the Company has anticipated and there are no assurances that any future development activities will result in profitable mining operations.

  Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration and development in the future.

  The Company’s insurance coverage does not cover all of its potential losses, liabilities and damage related to its business and certain risks are uninsured or uninsurable.

  The Company depends heavily on limited mineral properties, and there can be no guarantee that the Company will successfully acquire other commercially mineable properties.

  The Company’s activities are subject to environmental laws and regulations that may increase the cost of doing business or restrict operations.

  The Company requires numerous permits in order to conduct exploration, development or mining activities and delays in obtaining, or a failure to obtain, such permits or failure to comply with the terms of any such permits that have been obtained could have a material adverse effect on the Company.

  Exploration, development and mining activities on land within Peru generally require both ownership of mining concessions and ownership of or a leasehold interest over surface lands (“surface rights”). The Company constantly seeks to expand its activities and may experience delays in obtaining surface rights or may not be able to acquire surface rights because of unwillingness by the owner of such rights to transfer ownership or the right to use at a reasonable cost or in a timely manner.

  The Company may experience difficulty in attracting and retaining qualified management to meet the needs of its anticipated growth, and the failure to manage the Company’s growth effectively could have a material adverse effect on its business and financial condition.

  Insofar as certain directors and officers of the Company hold similar positions with other mineral resource companies, conflicts may arise between the obligations of these directors and officers to the Company and to such other mineral resource companies.

  Title to the Company’s mineral properties may be subject to prior unregistered agreements, transfers or claims or defects.

  The Company’s business is subject to potential political, social and economic instability in the countries in which it operates.

  Changes in taxation legislation or regulations in the countries in which the Company operates could have a material adverse effect on the Company’s business and financial condition.

  Currency exchange rate fluctuations may affect the cost of the Company’s operations and exploration and development activities.

  The Company has no dividend payment policy and does not intend to pay any dividends in the foreseeable future.

Readers should also refer to other risk factors outlined in the Company’s Annual Information Form (the “AIF”) dated March 28, 2014 as filed on SEDAR.

Social and Community Issues

In recent years communities and non-governmental organizations ("NGOs") have become more vocal and active with respect to mining activities at or near their communities. Some communities and NGOs have taken such actions as road closures, work stoppages, and the filing of law suits for damages. Actions by communities and NGOs may have a material adverse effect on the Company's financial position, cash flow and results of operations.

Cautionary Statement on Forward-Looking Information

Certain information in this MD&A, including information about the Company’s financial or operating performance and other statements expressing management’s expectations or estimates of future performance and exploration and development programs or plans constitute “forward-looking statements”. This includes the 2014 gold production guidance, cost and capital spending guidance included in this MD&A. Words such as “expect”, “will”, “intend”, “estimate”, “anticipate”, “plan” and similar expressions of a conditional or future oriented nature identify forward-looking statements. Forward-looking statements are, necessarily, based upon a number of estimates and assumptions. While considered by management to be reasonable in the context in which they are made, forward-looking statements are inherently subject to business risks and economic and competitive uncertainties and contingencies. The Company cautions readers that forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Rio Alto’s actual financial results, future performance and results of exploration and development programs and plans to be materially different than those estimated future results, performance or achievements and that forward-looking statements are not guarantees of future performance, results or achievements.

Risks, uncertainties and contingencies and other factors that might cause actual performance to differ from forward-looking statements include, but are not limited to, changes in the worldwide price of precious metals and commodities, changes in the relative exchange rates for the dollar, the Canadian dollar, and the Peruvian Nuevo sol, interest rates, legislative, political, social or economic developments both within the countries in which the Company operates and in general, contests over title to property, the speculative nature of mineral exploration and development, operating or technical difficulties in connection with the Company’s operating, development or exploration programs, increasing costs as a result of inflation or scarcity of human resources and input materials or equipment. Known and unknown risks inherent in the mining business include potential uncertainties related to title to mineral claims, the accuracy of mineral reserve and resource estimates, metallurgical recoveries, capital and operating costs and the future demand for minerals. Please see Business Risk Factors, elsewhere herein.

Management continuously reviews its development plans and business running costs and, if necessary, revises them as business risk factors, uncertainties, contingencies and other factors change.

The forward-looking information and statements contained in this MD&A speak only as of the date of this MD&A, and the Company does not assume any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

Qualified Person Review

The disclosure in this MD&A of scientific and technical information regarding the La Arena Project has been reviewed and verified by Enrique Garay, M Sc. P. Geo (AIG Member) Vice President Geology, Rio Alto. Mr. Garay is a Qualified Person for the purposes of National Instrument 43-101.

Approval

The Board of Directors has approved the disclosure in this MD&A.

A copy of this MD&A, the Financial Statements, the AIF and previously published financial statements, management discussions and analysis as well as other information is available on the SEDAR website at www.sedar.com.